FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 27, 2021

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME): 07.628.528/0001-59

Company Register Identification Number (NIRE): 35.300.326.237

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 27, 2021

Date, Time, and Place: The meeting was held on September 27, 2021, at 9:30 a.m., at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), located at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, in the City and State of São Paulo.

Call Notice and Attendance: The procedures for the call notice were waived since all members of the Board of Directors were present, as per sole paragraph of article 20, paragraph 1of the Company’s Bylaws. The attendance of the Board members via conference call and/or video conference, respectively, is authorized as per the main section of article 20 of the Company’s Bylaws.

Presiding: Chairman: Eduardo S. Elsztain; and Secretary: André Guillaumon.

Agenda: To examine, discuss and resolve on, among other matters: (i) proposal for the (re)election of the members of the Board of Directors, pursuant to article 17, paragraph 4, of the Company’s Bylaws; (ii) proposal for the re-election of the members of the Fiscal Council and also for the compensation of the members appointed for the 2021/2022; (iii) proposal of the managers’ overall compensation for the 2021/2022 year; and (iv) approval of the respective call for the Company’s Annual and Extraordinary Shareholders’ Meeting.

Resolutions: The board members resolved, unanimously and without any reservations or restrictions, to:

1.	Approve, pursuant to article 17, paragraph 4, of the Company’s Bylaws, the proposal to be submitted to the General Meeting of Shareholders for: (a) re-election of Mr. Eduardo S. Elsztain, Mr. Alejandro G. Elsztain, Mr. Saul Zang, Mr. Carlos Blousson, Mr. Alejandro Gustavo Casaretto, Mr. João de Almeida Sampaio Filho, Mr. Isaac Selim Sutton, and Mr. Bruno Magalhães to the positions of effective members of the Board of Directors; (b) election of Mr. Efraim Horn to the position of effective member of the Board of Directors; (c) the re-election of Ms. Carolina Zang and Mr. Gastón Armando Lernoud to the positions of first and second alternate members of the Board of Directors, respectively, solely in the case of a vacancy in the position of a Non-Independent member of the Board of Directors, it being understood that, in the event of a first vacancy in the position of any Non-Independent member of the Board of Directors, the first alternate, Carolina Zang, shall occupy the position and, in the event of second vacancy of any position of Non-Independent member of the Board of Directors, the second alternate, Gastón Armando Lernoud, shall occupy the second vacant position, in both cases for the term of office of the Non-Independent Board of Directors then replaced; and (d) re-election of Mr. Ricardo de Santos Freitas to the position of to the position of first alternate member of the Board of Directors, in the exclusive case of vacancy of the position of Independent Member of the Board of Directors, always for the term of office of the Independent Director to be substituted.

2.	To approve, ad referendum of the General Meeting, a proposal for the re-election of Mr. Fabiano Nunes Ferrari, Ms. Débora de Souza Morsch and Mr. Ivan Luvisotto Alexandre to the positions of sitting members of the Fiscal Council; (ii) re-election of Mr. Marcos Paulo Passoni to the position of substitute member for Ivan Luvisotto Alexandre, Mr. Mauricio Bispo de Souza Dantonio to the position of substitute member for Fabiano Nunes Ferrari, and Mr. Ruan Pires to the position of substitute member for Débora de Souza Morsch; and (iii) remuneration of the sitting members of the Fiscal Council for the 2021/2022 year, in an amount equivalent to ten percent (10%) of the average, ascribed to each director, not including benefits, representation funds and profit sharing, in addition to the compulsory reimbursement of transport and accommodation expenses necessary for the performance of the function, in accordance with Law No. 6.404/76.

3.	To approve, ad referendum to the Annual General Meeting, the proposal for the annual global compensation of the managers for the year beginning on July 1, 2021, in the amount of up fourteen million, eighty one thousand, eight hundred and fifty reais (R$ 14,081,850.00), which includes benefits of any nature and representation fees, it being incumbent upon this Board to establish the individual amounts to be ascribed to each officer, taking into account their responsibilities, the time devoted to their duties, their professional expertise and reputation, and the value of their services in the market. On this occasion, it was also consigned that the annual global compensation proposal for fiscal year 21/22, now approved, corresponds to the same value of the annual global compensation approved in the previous fiscal year.

4.	To approve the calling of the Company’s shareholders, by means of the publication of a call notice in the manner and period provided for by law, to meet at an Annual and Extraordinary General Meeting, to be held on October 27, 2021, at 2:00 p.m., at the Company’s headquarters, to resolve, at the Annual General Meeting, on the matters set forth in Article 132, of Law 6. 404/76, and at the Extraordinary General Meeting the amendment of the caput of article 6 of the Bylaws, as per the proposals approved at this meeting and at the meetings of the Board of Directors held on August 31, 2021 and September 20, 2021.

Closing: There being no further business to discuss, the minutes were drafted, approved and signed by all the members of the Board of Directors attending the meeting and by the Chairman and Secretary of the Presiding Board.

Signatures: Presiding Board: Eduardo S. Elsztain – Chairman; André Guillaumon – Secretary. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain; Alejandro Gustavo Casaretto; Saúl Zang; Carlos María Blousson; Isaac Selim Sutton; João de Almeida Sampaio Filho and Camilo Marcantonio.

This is a free English translation of the original minutes drawn up in the Book of Minutes of Board of Directors’ Meetings.

São Paulo, September 27, 2021.

André Guillaumon Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2021	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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